Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/10/19**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

SEC Mail Processing
OCT 11 2019
Washington, DC

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe BZX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

19004208

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/10/19 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 10th day of Oct. (Month) 2019 (Year) by [signature] (Notary Public)

My Commission expires 08/04/23 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

STATE OF KANSAS NOTARY PUBLIC
BIANCA STODDEN
My Appointment Expires
August 4, 2023

Cboe

October 10, 2019

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
VP, Associate General Counsel
913-815-7121

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

- Connectivity Services Agreement was updated to include Cboe Exchange, Inc.
- Extranet Addendum to the Connectivity Services Agreement was updated to include Cboe Exchange, Inc.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents:

- Connectivity Services Agreement – updated to include Cboe Exchange, Inc.
- Extranet Addendum to the Connectivity Services Agreement – updated to include Cboe Exchange, Inc.

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Connectivity Services Agreement

This Connectivity Services Agreement ("Agreement") is a binding agreement among you ("User") and each of Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Futures Exchange, LLC, Cboe C2 Exchange, Inc. and Cboe Exchange, Inc. (collectively, the "Exchange"), with principal offices at 400 S. LaSalle Street, Chicago, Illinois 60605, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. Services. This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by the Exchange to User to the extent such services are not addressed by another agreement between the Exchange and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect of the Services in their current form. The Exchange may from time to time make additions, deletions or modifications to the Services. In such event, the Exchange shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. Connectivity and Redistribution. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access the Exchange physically in order to provide Authorized Third Parties (as defined herein) with access to the Exchange and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute Exchange data, User shall also enter into a market data agreement with the Exchange (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Exchange. User shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Exchange and Exchange data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to the Exchange or Exchange data unless such third party is an Authorized Third Party, pursuant to the Exchange's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that the Exchange has approved to connect to the Exchange via connectivity supplied by User and/or to receive Exchange data or other Exchange authorized services transmitted through User.

2.1 Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to the Exchange that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, User may not provide the applicable party with connectivity to the Exchange. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to the Exchange that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to the Exchange pursuant to this Agreement shall be given in accordance with the applicable Connectivity Manual, available here or here (Cboe Futures Exchange only), each as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and the Exchange or an affiliate of the Exchange, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and/or Exchange data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

2.2 List of Authorized Third Parties. User shall maintain, keep current, and provide to the Exchange promptly upon request a list of Authorized Third Parties to whom User provides access to the Exchange and/or certain data feeds associated therewith. Unless otherwise provided by the Exchange, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

2.3 Network Requirements. User must comply with all applicable Cboe Global Markets Network Requirements, contained in the Connectivity Manual. The Exchange will provide notice of any material amendments to the Cboe Global Markets Network Requirements and User shall comply with the amended Cboe Global Markets Network Requirements within thirty (30) days of receipt of such notice.

3. **Fees.**

3.1 Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, the Exchange reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2 Adjustments to Services Fees. The Exchange may adjust the fees for the Services upon reasonable notice to User; provided, however, that the Exchange may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by the Exchange in connection with the provision of Services. If User is receiving a physical connection from the Exchange, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., the Exchange switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. **Term.** The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or the Exchange as provided below.

5. **Termination.**

5.1 By User. User may terminate this Agreement upon thirty (30) days' prior written notice to the Exchange. User may cancel any physical connection provided hereunder by submitting a request to the Exchange in accordance with the requirements set forth in the applicable Connectivity Manual.

5.2 By the Exchange. The Exchange may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, the Exchange may suspend or terminate the Services immediately upon notice to User if it determines, in the Exchange's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines are or may be detrimental to the Exchange, its investors or its Exchange Members, Trading Permit Holders or Trading Privilege Holders (each as defined in the Exchange Rules), as applicable, including without limitation, detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to the Exchange, its investors or its Exchange Members, Trading Permit Holders or Trading Privilege Holders, as applicable; (iv) User is retransmitting or republishing any Exchange data feeds, including market data, or providing any connectivity to the Exchange without the prior approval of the Exchange; (v) User has violated any Exchange Rules; (vi) if User is a Member, Trading Permit Holder or Trading Privilege Holder of an Exchange, User ceases to be a Member, Trading Permit Holder or Trading Privilege Holder in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

5.3 Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to the Exchange any and all amounts owed to the Exchange under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay the Exchange the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3, and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **Disclaimer of Warranty.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF

ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **No Consequential Damages.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TRADING PERMIT HOLDER OR TRADING PRIVILEGE HOLDER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS STATED BELOW, THE EXCHANGE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF THE EXCHANGE'S ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User.** User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

9. **Indemnification by the Exchange.** The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right. All obligations of each Exchange are several and not joint, and in no event shall an Exchange have any liability or obligation with respect to the acts or omissions of any other Exchange to this Agreement.

10. **Assignment.** User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. Amendment. This Agreement may be amended from time to time by the Exchange in its sole discretion, and the Exchange shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User :____________________________

Signature:____________________________

Printed Name:____________________________

Title:____________________________

Cboe BZX Exchange, Inc.; Cboe BYX Exchange, Inc.;
Cboe EDGA Exchange, Inc.; Cboe EDGX Exchange, Inc.;
Cboe Futures Exchange, LLC; Cboe C2 Exchange, Inc.;
Cboe Exchange, Inc.

Signature:____________________________

Printed Name:____________________________

Title:____________________________

Date:____________________________

Extranet Addendum to the Connectivity Services Agreement

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and among each of Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Futures Exchange, LLC, Cboe C2 Exchange, Inc. and Cboe Exchange, Inc. (collectively, the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Connectivity Services Agreement executed by and between the Exchange and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the U.S. Equities/Options/Futures Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes the Exchange to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on the Exchange's website.

Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via email to MembershipServices@cboe.com.

TERMS OF ADDENDUM

Whereas the Exchange provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange agree as follows:

1. Scope. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. Modification of Connectivity Services Agreement. User hereby requests that the Exchange identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to the Exchange for use by multiple Exchange Members, Trading Permit Holders or Trading Privilege Holders. The Exchange agrees that it will include User's sales contact and service offerings in materials made publicly available by the Exchange, including publication on the Exchange's website and/or any other promotional materials as determined in the Exchange's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. Obligations of Extranet. By entering into this Addendum, User acknowledges and agrees to the following:

(a) User has no rights in or to Exchange data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation rights or other rights in information and data gathered from other sources. All Exchange data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange to Exchange data and the

Exchange's networks and system.

(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter Exchange data received through and from its connection to the Exchange; (ii) not to affect the integrity of Exchange data; and (iii) not to render Exchange data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of Exchange data, its connection to any of the Exchange's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User :____________________	Cboe BZX Exchange, Inc.; Cboe BYX Exchange, Inc.; Cboe EDGA Exchange, Inc.; Cboe EDGX Exchange, Inc.; Cboe Futures Exchange, LLC; Cboe C2 Exchange, Inc.; Cboe Exchange, Inc.
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date:____________________